			Exhibit 12(d)

Entergy New Orleans, LLC
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,
	2013	2014	2015	2016	2017

Fixed charges, as defined:
Total Interest	$16,892	$16,820	$17,312	$21,061	$21,281
Interest applicable to rentals	635	620	676	422	955

Total fixed charges, as defined	17,527	17,440	17,988	21,483	22,236

Preferred dividends, as defined (a)	1,569	1,569	1,569	1,569	1,367

Combined fixed charges and preferred dividends, as defined	$19,096	$19,009	$19,557	$23,052	$23,603

Earnings as defined:

Net Income	$12,608	$31,030	$44,925	$48,849	$44,553
Add:
Provision for income taxes:
Total	2,277	13,450	25,190	28,705	33,278
Fixed charges as above	17,527	17,440	17,988	21,483	22,236

Total earnings, as defined	$32,412	$61,920	$88,103	$99,037	$100,067

Ratio of earnings to fixed charges, as defined (b)	1.85	3.55	4.90	4.61	4.50

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	1.70	3.26	4.50	4.30	4.24

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.